

INVEST IN **IMMERSED**

AR/VR startup to go Public! (🤖AI + 🥽Visor)

LEAD INVESTOR



Cody Willard

As we did when we became early investors in Apple since 2003, Google since 2005, bitcoin since 2013 and Nvidia since 2016 and other trillion dollar Revolutions, we are always looking for the next trillion dollar economic Revolution. Thusly, we are believers in The VR/Spacial Computing Revolution. Having met and spent time with Renji over the last few years, we are believers in him and his team. The company and its people has show it can grow, it can pivot and it can execute. Let's rock.

Invested $50,000 this round & $50,000 previously

immersed.com   Austin TX        | Technology | B2B | AR & VR | Minority Founder |

Highlights

Highlights

1. 🇺🇸 Immersed's stock is expected to trade on The NASDAQ under the ticker symbol "AIMR".

2. ✅ Immersed is in discussions to raise ~$70M in connection with the business combination.*

3. ❤️ Renji is personally investing $250,000 into Immersed!

4. 🤖 Immersed's building Curator, an AI trained for work productivity (alpha testing later this year).

5. 🥽 Immersed's building a work-focused Visor with a soon-to-be-announced tech giant. More @ Visor.com

6. ✨ Seen on: Time, The New Yorker, Forbes, Fortune, Yahoo Finance, Bloomberg TV, etc.

7. 🤯 In aggregate, Immersed's users spent over 1.2 millennia in the app.

8. 🤓 Immersed is one of the only AR/VR application where users work 40-50hrs per week in VR.

Our Team



Renji Bijoy Founder & CEO/CTO

2021's Forbes 30 Under 30, 800/800 on Math SATs, Master's from Georgia Tech (#3 Computer Science gradschool in the US) in Machine Learning, Techstars portfolio founder (top 0.1%), lead software architect @ GreatBigStory.com (3M followers in 2months)!

Every software development team I've ever been on or led has had the issue of video-conferencing/chat just not being the same as working together in-person, side-by-side, whiteboarding, pair-programming, etc. We want to solve this problem, not because we love remote work, but because we hate it and want to make remote work more like in-person.



Joe B VP of XR Development

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.



Josh K Head of Content

10+ years experience in creating content & product strategy, Director of Photography for award winning Amazon film "Dreamin' in a Dream" which amassed 4M+ views across content created.



Vik P Director of R&D Partnerships

Photonics R&D @ MagicLeap, XR Researcher @ MIT Media Lab, led MIT Hyperloop team to win SpaceX Hyperloop Competition, Director of Engineering & AI @ $30B company



Sarah B Director of Accounting / Controller

Valedictorian of graduating class of 500 students, Magna cum laude in continued education (full academic scholarship), former Auditor from EY (Big 4 accounting firm), 4 years of startup-focused Accounting + Finance experience.



Tatsuya Y Mac & Linux Developer

Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.



Alberto J SVP of Immersed Applications



10+ years in CTO positions at international startups & large companies. Managed 30+ remote workforce. Lead tech transformations: road-map, budgeting, and security compliance. Hard skills in Cloud, Big Data, ML, DevOPs, & scalable architectures.



Romeo C. Director of AI

4.0 GPA in Georgia Tech's AI Master's Program, Advisor for Udacity's AI Courses, saved Ecuador's largest Enterprise Bank $40M in annual spend using AI. Has over 15+ of industry experience in program management, AI engineering, and data analytics.



Mitu K. Test Engineer

Unity-certified programmer with 5+ years of industry experience and software test engineering focus.



Pablo V CV/ML Developer

Built cutting-edge hand pose-estimation tech, and graduated from one of the world's most competitive online Computer Vision programs.



Caleb T Director of Operations

10 years of HR & building software engineering teams, most recently at Google, Indeed, and as a people manager at Meta. Led one of the top-performing recruiting teams at Facebook from 2019-2020.



Juli R. Technical Recruiter

Previously exited startup. 10+ years of HR and financial services advising clients on cash management. Most recently has focused on recruiting in the blockchain and spatial computing industries.



Kennedy K. Technical Recruiter

MBA graduate with 5 years of project management and recruiting experience in business and technology-focused roles.



Alan C Technical 3D Artist

20 years of experience in technical game development and R&D. Built game engines from scratch, integrated numerous technologies, and worked with a dozen different game engines.



Scott S PC Developer

Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.



Ryan Y. Head of Partnerships & Commercialization

President's club sales leader. Now leading Immersed's community management efforts building an engaged and thriving user base.



Khalid M. Senior Unity Engineer

8+ years of Unity engineering experience in development of massive multiplayer online games, AdTech, and spatial computing.



Amin M. Senior Unity Engineer

Holds a masters of science in artificial intelligence and has nearly ten years in software game development.



Aman O. Senior Unity Engineer

Expert software engineer in Unity development. Most recently was a senior Unity metaverse developer for Tata Consultancy.



Diego M. Software Engineer

Software engineer with 15+ years of experience spanning across teams that focus on web, infrastructure, and API development.





Jaye M. Senior Unity Engineer

Has served as Head of Development roles prior to joining Immersed where he now uses his expertise for front end development and architecture.



Tim S. Content Director

Worked on the Netflix documentary, Icarus, and received a degree in cinematography and film. Main work includes Virtual Reality productions in Unity & Unreal Engine.



Chris H. Technical 3D Artist

Holds a Masters of Fine Arts in Visual Development paired with 10+ years of engineering and game engineering experience.



Marlon M. Senior Software Engineer

Computer Science major with 20+ years in full stack software development. Expertise is primarily in Ruby on Rails, API's, React, and Angular.



John D. Content Production Manager

2-time co-founder, managing 200+ people, with 6 yrs of project management, BD & marketing experience. He built the first blockchain-based affiliate marketing community and SaaS product and has worked with celebrities & influencers to build DTC brands.

Immersed enhances enterprise productivity



Chris H. Technical 3D Artist

Holds a Masters of Fine Arts in Visual Development paired with 10+ years of engineering and game engineering experience.



Marlon M. Senior Software Engineer

Computer Science major with 20+ years in full stack software development. Expertise is primarily in Ruby on Rails, API's, React, and Angular.



John D. Content Production Manager

2-time co-founder, managing 200+ people, with 6 yrs of project management, BD & marketing experience. He built the first blockchain-based affiliate marketing community and SaaS product and has worked with celebrities & influencers to build DTC brands.

Immersed enhances enterprise productivity



📈 Our power users work 40-50 hours in Immersed every week.





(Immersed's rating on the Meta Quest Store.)

Market Opportunity

Enterprise AI market:

According to Next Move Strategy Consulting, the market for artificial intelligence (AI) is expected to show strong growth in the coming decade. Its value of nearly $100 billion is expected to grow twentyfold by 2030, up to nearly $2 trillion.

Enterprise Collaboration Market:

Market research indicates that the global enterprise collaboration market was valued at $47.2 billion in 2021 and is expected to surpass $85.8 billion by the end of 2026, driven by the need for seamless remote collaboration, enhanced productivity, and improved communication across geographically dispersed teams. Immersed is poised to capture a significant share of this market by offering cutting-edge solutions that enable organizations to unlock the full potential of their workforce.

Corporate Training Market:

The current global corporate training market size is $380.70 billion and with a compound annual growth rate (CAGR) of 4.8%. This is a key market for Immersed solutions that fit well within the context of training new employees and retraining existing employees.

XR Market:

The demand for augmented and virtual reality (XR) is growing, not just in the entertainment landscape but in the enterprise space as well. By 2026 or 2027, experts at Mordor Intelligence in their 2022 study available on mordorintelligence.com predicted that the XR market was growing at a breakneck speed, with a healthy CAGR of 57.91%. The study suggested that a significant portion of the XR market growth would come from the enterprise space, where businesses are now moving more rapidly into the age of digital transformation.

🙏 A world-renowned team from Google, Microsoft, and more.

Immersed is a small but mighty team with some of the top engineers in the world — along with incredible investors and advisors who have supported our mission since day one.

CREATED BY THE WORLD'S TOP TALENT

Renji
Founder & CEO/CTO

2021 Forbes 30 under 30, 800/800 Math SATs, Georgia Tech Machine Learning PhD Dropout, Techstars Founder (top 0.1% of all Startups), lead Software Architect @ GreatBigStory.com (CNN)

Romeo
Director of AI

4.0 GPA in Georgia Tech's Machine Learning Master's Program, Advisor for Udacity's Deep Learning Courses, saved Ecuador's largest Enterprise Bank $40M in annual spend using Machine Learning.

Joe
VP of XR Development

Architected the #1 non-gaming app on the Oculus Store, Techstars graduate, graduated from one of the world's most prestigious VR Development Programs

Alberto
VP of Web Infrastructure

10+ years in CTO positions at startups & large companies. Led tech transformations: road-map, budgeting, & security. High skilled in Cloud, Big Data, ML, DevOps, and scalable architectures

Vik
Director of R&D

Photonics R&D @ MagicLeap, XR Researcher @ MIT Media Lab, led MIT Hyperloop team to win SpaceX Hyperloop Competition, Director of Engineering & AI @ $30B company

Tatsuya
Mac / Linux Developer

Lead developer for kernel-level architecture and optimization at a Y Combinator Startup, created the world's fastest multi-monitor streaming tech for mobile platforms

Mitu
Test Engineer

Unity certified programmer with 8+ years of industry experience with a software test engineering focus. Maintained stability on one of the top applications on the Meta Quest Store.

Ryan Y
Community Director

Awarded "President's Club" selling SolidWorks. Created the most thriving community in the Meta Quest Store. Managed non-profit client with 8,000+ members using organizational databases, and custom processes.

Caleb
Director of Operations

8+ years of recruiting and building software engineering teams at Google, Facebook, and Indeed. Led one of the top performing recruiting teams at Facebook from 2019-2020.

Josh
Head of Content

10+ years experience creating content & leading product strategy. Director of Photography for award winning Amazon film "Dreamin in a Dream" which amused 4M+ views across content created.

Pablo
CV / ML Developer

Built cutting edge hand pose-estimation tech, graduated from one of the world's most competitive online Computer Vision programs.

Scott
Senior Windows Architect

30+ yrs of leading Operating System development teams. Co-authored Windows 8 and Windows Phone for HP. Wrote applications and OS-level firmware on Android, PalmOS, Windows Desktop/Store/Phone platforms for various HP products.

💫 Users love their productivity boost.

Spatial computing lets you enter a mode of deep work more frequently and for longer periods in a portable, distraction-free virtual workspace.

Spawn multiple virtual screens — no additional hardware

required!



Collaborate with your team...



Work in a virtual coffee shop...





✌️ Immersed is THE productivity platform to power the future of work.

We bring distributed teams together and solo workers into a distraction-free virtual workplace. Solo workers can increase their productivity by 48% while in "Deep Work" mode, and recover 16 hours weekly by eliminating distractions.

😎 Why Immersed is building Visor:



(Immersed's new Visor trailer).

Disclaimer: Immersed does not have binding commitments for this funding, and any such

"Disclaimer: Immersed does not have binding commitments for this funding, and any such commitments, if and when received, would be subject to a successful business combination and other closing conditions."